October 24, 2012

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Kathleen Collins, Accounting Branch Chief

Re:	VirnetX Holding Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 29, 2012
Form 10-Q for the Quarter Ended June 30, 2012
Filed August 9, 2012
File No. 001-33852

Ladies and Gentlemen:

VirnetX Holding Corporation (the "Company") respectfully advises the staff (the "Staff") of the Securities and Exchange Commission that the Company is in receipt of the Staff's letter dated October 2, 2012 containing comments regarding the above-referenced filings.  The Company respectfully advises the Staff that, due to efforts in coordinating our response, the Company expects to respond to the Staff's letter no later than October 30, 2012.

Please do not hesitate to call me at (775) 548-1785 if you have any questions or require additional information.  I thank you in advance for your consideration.

Very truly yours,

VIRNETX HOLDING CORPORATION

/s/ Richard Nance
Richard Nance, Chief Financial Officer

cc:	Brad Finkelstein, Wilson Sonsini Goodrich & Rosati